EXHIBIT 1

Financement-Québec

DESCRIPTION

This description of Financement-Québec is dated as of November 22, 2004 and appears as Exhibit 1 to Financement-Québec’s Annual Report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended March 31, 2004.

The delivery of this document at any time does not imply that the information is correct as of any time subsequent to its date. This document (otherwise than as part of a prospectus contained in a registration statement filed under the U.S. Securities Act of 1933) does not constitute an offer to sell or the solicitation of an offer to buy any securities of Financement-Québec.

Foreign Exchange

Canada maintains a floating exchange rate for the Canadian dollar in order to permit the rate to be determined by market forces without intervention except as required to maintain orderly conditions. Annual average noon spot exchange rates for the major foreign currencies in which debt of Financement-Québec is denominated, expressed in Canadian dollars, are shown below.

Foreign Currency	2000	2001	2002	2003	2004(1)
United States Dollar	$1.4852	$1.5484	$1.5704	$1.4015	$1.3200
Euro	1.3704	1.3868	1.4832	1.5826	1.6215

(1) Monthly average through the end of October 2004. Source: Bank of Canada.

In this document, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars. The fiscal year of Financement-Québec and Québec ends March 31. “Fiscal 2004” and “2003-2004” refer to the fiscal year ending March 31, 2004 and, unless otherwise indicated, “2003” means the calendar year ended December 31, 2003. Other fiscal and calendar years are referred to in a corresponding manner. Any discrepancies between the amounts listed and their totals in the tables included in this document are due to rounding.

Financement-Québec

General

Created in 1999 pursuant to An Act respecting Financement-Québec (R.S.Q., c. F-2.01), Financement-Québec is a corporation whose share capital is wholly owned by Québec. Its objective is to provide financial services to public organizations, in particular by granting loans to them and providing advice to facilitate their access to credit and minimize their cost of financing. Although Financement-Québec currently makes loans only to educational and health and social services entities, its enabling legislation also permits loans to municipalities or other organizations designated by the Government of Québec.

Financement-Québec was created to assume some of the functions previously performed by the Financing Fund. The Financing Fund was established in 1991 to provide financing to certain public bodies that had formerly borrowed funds in their own names. These entities included educational and health and social services organizations as well as other public bodies such as municipalities.

Following an accounting reform announced in 1998, the functions of the Financing Fund were limited to government organizations and enterprises whose results are consolidated in Québec’s financial statements. Certain government entities and special funds continue to obtain financing from the Financing Fund. The loans to organizations not consolidated in Québec’s financial statements were transferred to Financement-Québec.

The address of Financement-Québec is 12 rue Saint-Louis, Québec, Québec, G1R 5L3, Canada.

Relationship with Québec

Financement-Québec is a mandatary of Québec, the civil law equivalent of an agent, and is under the responsibility of the Minister of Finance (the “Minister”). Despite its status as a mandatary of Québec, Financement-Québec binds none but itself when it acts in its own name. The property of Financement-Québec forms part of the domain of Québec but execution of Financement-Québec’s obligations may be levied against its property.

Borrowings by Financement-Québec must be approved by the Government of Québec and it issues debt securities that are guaranteed by Québec.

Financement-Québec is administered by a board of nine directors appointed by the Minister: five directors from the Ministère des Finances (Ministry of Finance); one representing each of the Ministère de l’Éducation (Ministry of Education), the Ministère de la Santé et des Services sociaux (Ministry of Health and Social Services) and the Ministère des Affaires municipales, du Sport et du Loisir (Ministry of Municipal Affairs, Sports and Recreation); and one outside director.

Financement-Québec operates with the support and management expertise of the Ministère des Finances. Financement-Québec must periodically prepare an operating plan that must be approved by the Minister. The Minister may issue directives concerning the policy and general objectives to be pursued by Financement-Québec. These directives must be approved by the Government of Québec and, once approved, are binding on Financement-Québec.

Financement-Québec’s books and accounts are audited by the Auditor General and the audit report, together with the annual report of operations and complete financial statements, are submitted to the Minister.

Operations of Financement-Québec

In addition to granting loans and providing financial advice to public entities in Québec, Financement-Québec may also develop and implement financing programs for them, manage their financial risks, in particular cash and currency risks, and provide them with technical services. These technical services may include financial analysis as well as management and investment of their funds. To date, Financement-Québec’s activities primarily consist of granting loans.

Loans made to public entities are to fund capital expenditures. Such capital expenditures must have been approved by the Government of Québec. In addition, Financement-Québec charges at the time of issuance of the loan a fee for its services.

Financement-Québec reduces its financial risk associated with loans to educational and health and social services entities by obtaining a security interest on the subsidies which these organizations receive from the Government to cover the debt service of such loans. Furthermore, loans are made to the public entities with terms matched to the underlying liabilities of Financement-Québec. Sources of revenue to repay these loans come from transfers received by the public entity from Québec.

Financement-Québec uses interest rate swap contracts to manage interest rate risks on its financial intermediation activities. Interest rate swap contracts give rise to the periodic exchange of interest payments without an exchange of the reference face amount on which the payments are based and are recorded as an adjustment to the interest expense on the covered borrowing instrument. The volume of interest rate swap contracts in Canadian currency as at March 31, 2004 is $6,706 million (March 31, 2003: $6,104 million).

Financement-Québec also uses currency swap contracts to manage its risk exposure under certain borrowing instruments denominated in foreign currencies. Financement-Québec uses currency swap contracts as coverage of its firm commitments to pay the principal and interest on the debt denominated in foreign currencies, failing which it would be exposed to a foreign exchange risk. Exchange gains and losses on the principal covered by swap contracts are offset by corresponding exchange losses and gains on the debt denominated in foreign currencies.

Financement-Québec has outstanding loans to educational institutions, including school boards, colleges and universities and to health and social services entities, including hospitals, local community service centers and institutions for seniors. As of March 31, 2004 , the total amount of outstanding loans was $8.0 billion. The proportion of total loans outstanding for each category of borrowers at that date was: school boards, 37%; colleges, 14%; universities and others, 12%; and health and social services, 37%.

The operating plan for fiscal year 2004-2005 , as presented by Financement-Québec to the Minister, forecasts loans of $1,080 million to be granted to school boards, $350 million to colleges, $508 million to universities and $585 million to hospitals and other health and social services entities.

Sources of Funds

Financement-Québec debt consists of funded and unfunded debt. Unfunded debt is indebtedness with a maturity of one year or less. As of March 31, 2004, funded debt for borrowings of Financement-Québec on financial markets in its own name, with the guarantee of Québec, amounted to $5,627 million and unfunded debt for borrowings of Financement-Québec guaranteed by Québec amounted to $528 million. At the same date, advances from Québec to Financement-Québec amounted to $1,762 million.

Management

Financement-Québec has an agreement under which employees of the Ministère des Finances perform the operations of Financement-Québec.

The Minister appoints the board of directors and also designates the Chief Executive Officer of Financement-Québec. The current composition of the board of directors of Financement-Québec is set forth below.

Table 1
Current composition of the board of directors

Name	Position with the Issuer	Position outside the Issuer
Bernard Turgeon	Chief Executive Officer and	Associate Deputy Minister—Budgetary Policy,
	Chairman of the Board	Financing and Debt Management
Ministère des Finances
12 rue Saint-Louis, 2[e] étage
Québec, Québec, G1R 5L3, Canada

Daniel Doyon	Vice Chairman of the Board and	Director General—Financing
	Executive Vice President	Ministère des Finances
12 rue Saint-Louis, 2[e] étage
Québec, Québec, G1R 5L3, Canada

Nathalie Parenteau	Vice President — Finance and	Director—Financial Documentation and Financing Fund
	Secretary	Ministère des Finances
12 rue Saint-Louis, 2[e] étage
Québec, Québec, G1R 5L3, Canada

Andrée Corriveau	Director	Chairman and Chief Executive Officer
Centre Financier International de Montréal
Cours Le Royer, 404 rue Saint-Dizier
Montréal, Québec, H2Y 3T3, Canada

Michel Beaudet	Director	Director—Treasury Operations
Ministère des Finances
12 rue Saint-Louis, 2[e] étage
Québec, Québec, G1R 5L3, Canada

Pierre Malouin	Director	Associate Deputy Minister
Ministère de la Santé et des Services sociaux
1005 chemin Sainte-Foy, 1[e] étage
Québec, Québec, G1S 4N4, Canada

Jean Monfet	Director	Director—Municipal Finances
Ministère des Affaires municipales, du Sport et du Loisir
10 rue Pierre-Olivier-Chauveau, 1er étage
Québec, Québec, G1R 4J3, Canada

Marie-Claude	Director	Director—Long-term Financing
Desroches		Ministère des Finances
12 rue Saint-Louis, 2[e] étage
Québec, Québec, G1R 5L3, Canada

Michelle Lapointe	Director	Director General—Administration
Ministère de l’Éducation
1035 rue de la Chevrotière, 27[e] étage
Québec, Québec, G1R 5A5, Canada

Financial Statements

The data presented in the following tables were prepared by Financement-Québec from complete financial statements of Financement-Québec for fiscal years 2002, 2003 and 2004, which were audited by the Auditor General.

Audited Financial Statements for Fiscal 2004 are included as Exhibit 2.

Income Statement

Table 2
Income Statement

	Results	Results	Results	Results	Forecast
	2000-2001	2001-2002	2002-2003	2003-2004	2004-2005
	(dollar amounts in thousands)
Net Interest Income
Interest on loans	$307,907	$376,083	$423,231	$453,591	$486,824
Interest on advances from Québec and on borrowings	(305,572)	(375,672)	(416,397)	(446,386)	(476,104)

Sub Total(1)	2,335	411	6,834	7,205	10,720
Net Income From Management And Issuance Fees(2)	4,241	8,345	3,196	6,806	2,865

Total Income	$6,576	$8,756	$10,030	$14,011	$13,585

Administration And Operating Expenses
Service agreement with the Ministère des Finances	$(553)	$(612)	$(569)	$(576)	$(635)
Wages, salaries and allowances	(286)	(186)	(198)	(250)	(227)
Professional, administrative and other services	(58)	(80)	(296)	(127)	(86)

Total Expenditures	(897)	(878)	(1,063)	(953)	(948)

Net Earnings	$5,679	$7,878	$8,967	$13,058	$12,637

Statement of Retained Earnings
Beginning Balance	$3,566	$9,245	$17,123	$26,090	$39,148
Net income	5,679	7,878	8,967	13,058	12,637

Ending Balance	$9,245	$17,123	$26,090	$39,148	$51,785

(1)	In Fiscal 2003, net interest income increased to $6.8 million, from $0.4 million in Fiscal 2002, due to more borrowings at low variable interest rates, to advances from Québec with higher interest rates coming to term in late Fiscal 2002 and in Fiscal 2003 and to an overall increase in the spread between short-term and long-term interest rates.

In Fiscal 2004, net interest income increased to $7.2 million, from $6.8 million in Fiscal 2003, due to more borrowings at low variable interest rates, but partially offset by an overall decrease in the spread between short-term and long-term interest rates.

In Fiscal 2005, net interest income is budgeted to increase from $7.2 million to $10.7 million , based on a forecast presented by Financement-Québec to the Minister for 2004-2005 that assumes an anticipated widening of the spread between short and long-term interest rates over the next year.

The forecast for interest on loans and borrowings is based on (i) the forecast of 7-year Québec bond rates for the long-term portion of the portfolio, averaging 4.7572% for 2004-2005 and (ii) the forecast of 3-month Québec Treasury bill rates for the short-term portion of the portfolio, averaging 2.1769% for 2004-2005.

(2)	Net income from management and issuance fees consists of fees charged to borrowers minus fees paid in connection with borrowings.

In Fiscal 2003, net income from management and issuance fees fell to $3.2 million compared to $8.3 million in Fiscal 2002 because Financement-Québec used an above-average amount of internally generated funds for its lending in Fiscal 2002, decreasing management and issuance fees paid for that year.

In Fiscal 2004, net income from management and issuance fees increased to $6.8 million, compared to $3.2 million in Fiscal 2003, reflecting lower fees paid due to a reduction of new long-term borrowings in Fiscal 2004 ($1.5 billion compared to $2.2 billion in Fiscal 2003) while fees charged to borrowers remained constant. Based on the forecast for 2004-2005, Financement-Québec expects a decrease of net income from management and issuance fees to $2.9 million, mainly due to an increase of fees paid on higher new long-term borrowings in Fiscal 2005 ($2.5 billion).

Balance Sheet

Table 3
Balance Sheet

	Results	Results	Results	Results	Forecast
	2000-2001	2001-2002	2002-2003	2003-2004	2004-2005
		(dollar amounts in thousands)
Assets
Loans	$5,051,570	$6,553,958	$7,324,929	$7,978,560	$10,030,730
Other assets	219,501	134,484	211,889	156,204	173,125

Total Assets	$5,271,071	$6,688,442	$7,536,818	$8,134,764	$10,203,855

Liabilities
Advances from Québec	$3,405,186	$3,300,826	$2,311,341	$1,761,770	$1,757,899
Borrowings (1)	1,687,400	3,179,726	5,007,100	6,155,317	8,190,928
Other liabilities (2)	159,240	180,767	182,287	168,529	193,243
Equity	19,245	27,123	36,090	49,148	61,785

Total Liabilities and Equity	$5,271,071	$6,688,442	$7,536,818	$8,134,764	$10,203,855

Retained Earnings	$9,245	$17,123	$26,090	$39,148	$51,785

(1)	Including $397 million of short-term debt as of March 31, 2002, none as of March 31, 2003 and $528 million as of March 31, 2004.

(2)	Represents accrued interest payable on borrowings and advances, bond discounts and premiums, accounts payable and deferred revenue.

Table 4
Maturities of Financement-Québec Assets and Funded Debt

Period ending March 31	Assets	Debt (1)(2)
	Total in Canadian Dollars
	(dollar amounts in millions)
2005	$17.2	$—
2006	557.9	742.9
2007	905.5	1,001.7
2008	399.3	895.5
2009	1,938.9	2,042.7

2005 – 2009	3,818.8	4,682.8
2010 – 2014	3,284.7	2,241.3
2015 – 2019	783.5	309.4
2020 – 2024	68.4	155.6
2024 – 2028	23.2	—

	$7,978.6	$7,389.1

(1)	Amounts denominated in foreign currencies are shown at the Canadian dollar equivalent as at March 31, 2004, after taking into account currency swap agreements.

(2)	Excluding $528 million of short-term debt.

Table 5
Share of Financement-Québec Assets and Funded Debt

	As of March 31, 2004
	(dollar amounts in millions)
	Assets		Debt (1)(2)
	$	%	$	%
Fixed rates	$7,978.6	100.0	$6,528.2	88.3
Floating rates	0.0	0.0	860.9	11.7

	$7,978.6	100.0	$7,389.1	100.0

(1)	Amounts denominated in foreign currencies are shown at the Canadian dollar equivalent as at March 31, 2004, after taking into account currency swap agreements.

(2)	Excluding $528 million of short-term debt.

Where You Can Find More Information

This document appears as an exhibit to the annual report of Financement-Québec on Form 18-K for the fiscal year ended March 31, 2004 filed with the U.S. Securities and Exchange Commission (the “Commission”) on EDGAR through the Commission Internet web site at http://www.sec.gov. Additional information with respect to Financement-Québec is available in the annual report or in other exhibits or amendments to the annual report. You may read and copy any document Financement-Québec files with the Commission at the Commission’s public reference room at 450 Fifth Street, N.W., Room 1200, Washington, D.C. 20549. Please call the Commission’s toll free number at 1-800-SEC-0330 if you need further information about the operation of the Commission’s public reference room. In addition, you may request a copy of these filings at no cost from Financement-Québec, Ministère des Finances du Québec, Direction de la documentation financière et du Fonds de financement, 12 rue Saint-Louis, Québec, Québec, G1R 5L3, Canada. This document is also available on the Ministère des Finances Internet web site at http://www.finances.gouv.qc.ca. . This web site address is an inactive textual reference only and any information available on this web site shall not be deemed to form a part of this document or the annual report in which it appears as an exhibit.

Forward-Looking Statements

Various statements made throughout this document are forward looking and contain information about financial results. The words “forecast”, “preliminary estimate”, “preliminary results” and similar expressions identify forward-looking statements. You are cautioned that any such forward-looking statements are not guarantees of future performance. Forward-looking statements involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. You are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date of this document. We undertake no obligation to publicly release the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Supplementary Information

The following table indicates present or future characteristics of the funded debt guaranteed by Québec as of March 31, 2004. Previous characteristics are not indicated.

Table 6
Funded Debt as of March 31, 2004

A) Payable in Canadian Dollars

				Canadian Dollars
Maturity Date	Issue Date(1)	Interest Payment Date(s)	Coupon (%)	Nominal Value	Book Value	CUSIP Number
2006-06-01	2000-08-16	06-01 & 12-01	6.30	998,180,000	1,005,054,929	317385-AC-6
2007-07-04	2003-07-04	10-04, 01-04,	Floating	500,000,000	500,000,000	31739Z-AA-3
		04-04 & 07-04
2008-12-01	2001-04-09	06-01 & 12-01	5.75	1,105,500,000	1,120,228,349	317385-AE-2
2009-12-01	2003-10-21	06-01 & 12-01	4.75	1,000,000,000	1,007,837,235	317385-AG-7
2015-12-01	2000-09-01	06-01 & 12-01	6.25	309,400,000	307,087,733	317385-AD-4

				3,913,080,000	3,940,208,246
Adjustments relating to swap agreements				1,714,200,250	1,714,200,250

Total – Payable in Canadian Dollars				$5,627,280,250	$5,654,408,496

B) Payable in foreign currency

Payable in US dollars

Maturity		Interest Payment	Coupon	Foreign Currency Units				Equivalent in	CUSIP Number
Date	Issue Date(1)	Date(s)	(%)	Nominal Value		Book Value		Canadian Dollars	or ISIN Code
2012-10-25	2002-10-25	04-25 & 10-25	5.00	US$	500,000,000	US$	496,707,773	782,000,000	US317385-AF-97
Adjustments relating to swap agreements					(500,000,000)		(496,707,773)	(782,000,000)

Total – Payable in US dollars				US$	0	US$	0	0

Payable in Euro

Medium-Term Notes

Maturity		Interest Payment	Coupon	Foreign Currency Units		Equivalent in	CUSIP Number
Date	Issue Date(1)	Date(s)	(%)	Nominal Value	Book Value	Canadian Dollars	or ISIN Code
2008-12-03	2001-12-03	03-03, 06-03,	Floating	€650,000,000	€649,034,588	932,200,250	XS0139268758
		09-03 & 12-03
Adjustments relating to swap agreements				(650,000,000)	(649,034,588)	(932,200,250)

Total – Payable in Euro				€0	€0	0

Total – Payable in foreign currencies						0

Total – Funded Debt						$5,654,408,496

(1)	If more than one issue date, the date of the first issue is indicated.

In case of disparity between the terms and conditions of each issue and this table, the terms and conditions of each issue will prevail.